Form 6-K
Securities and Exchange Commission
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A — 16 OR 15D — 16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2007
WOLSELEY PLC
(Translation of registrant’s name into English)
Parkview 1220, Arlington Business Park, Theale,
Reading RG7 4GA — England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.
Form 20-F      X                 Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                     No      X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
82

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER	Page 1
Securities and Exchange Commission
The following documents are filed herewith:
INDEX

DOCUMENT

Exhibit 99.1	Voting rights and capital	August 1, 2007

Exhibit 99.2	Voting rights and capital (2)	August 1, 2007

Exhibit 99.3	Acquisitions Update	August 6, 2007

Exhibit 99.4	Director/PDMR Shareholding	August 1, 2007

Exhibit 99.5	Companies House Form 288b	August 1, 2007

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER	Page 2

Securities and Exchange Commission

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
WOLSELEY plc
(Registrant)

Dated: September 3, 2007	By:	/s/ Charles P Watters
Charles P Watters
Interim Group Company Secretary and
Counsel

Wolseley plc — Voting Rights and Capital
In accordance with its obligations under Rule 5.6.1 of the Disclosure and Transparency Rules of the Financial Services Authority (“FSA”) Handbook, Wolseley plc confirms that as at 31 July 2007, its capital consists of 661,165,224 ordinary shares of 25 pence, each admitted to the Official List of the FSA and to trading on the London Stock Exchange’s market for listed securities. The total number of voting rights in respect of these ordinary shares is 661,165,224 each share having one vote. Wolseley plc does not hold any shares in treasury.
In addition, Wolseley plc has entered into a level II American Depositary Receipt programme, under which ordinary shares of 25 pence each are traded in the form of American Depositary Shares on the New York Stock Exchange. The ordinary shares of 25 pence each traded in the form of American Depositary Shares are included within the totals set out above.
The figure noted above may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Wolseley plc, under the FSA’s Disclosure and Transparency Rules.

Wolseley plc — Voting Rights and Capital
The following replaces the announcement RNS 2903B released today, 1 August 2007 at 08.24 hours. An inconsistency between the number shown for share capital and the number shown for total voting rights has been corrected so that both figures are now identical.
In accordance with its obligations under Rule 5.6.1 of the Disclosure and Transparency Rules of the Financial Services Authority (“FSA”) Handbook, Wolseley plc confirms that as at 31 July 2007, its capital consists of 661,165,224 ordinary shares of 25 pence, each admitted to the Official List of the FSA and to trading on the London Stock Exchange’s market for listed securities. The total number of voting rights in respect of these ordinary shares is 661,165,224 each share having one vote. Wolseley plc does not hold any shares in treasury.
In addition, Wolseley plc has entered into a level II American Depositary Receipt programme, under which ordinary shares of 25 pence each are traded in the form of American Depositary Shares on the New York Stock Exchange. The ordinary shares of 25 pence each traded in the form of American Depositary Shares are included within the totals set out above.
The figure noted above may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Wolseley plc, under the FSA’s Disclosure and Transparency Rules.

Company	Wolseley PLC
TIDM	WOS
Headline	Acquisition
Released	07:00 06-Aug-07
  RNS Number: 5405B
Wolseley PLC
06 August 2007
NEWS RELEASE
6 August 2007
Wolseley plc
Acquisitions Update
£9 million spent on two acquisitions taking total for bolt on acquisitions for the year ending 31 July 2007 to £383 million
A further conditional acquisition announced enhancing Wolseley France’s position in the truss assembly market
Wolseley plc, the world’s largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials, announced today two further bolt on acquisitions for an aggregate consideration of £9 million. In a full year, these bolt on acquisitions are expected to add approximately £14 million to total revenue.
Since the beginning of the financial year on 1 August 2006, a total of 43 bolt on acquisitions in Europe and North America have been completed for an aggregate consideration of approximately £383 million. These 43 acquisitions are expected to add approximately £671 million to Group revenue in a full year. Goodwill and intangible assets related to these acquisitions is estimated to be around £261 million. In addition, on 25 September 2006, Wolseley plc completed the acquisition of DT Group (formerly known as Danske Traelast) for an estimated consideration of £1,339 million, which brings aggregate acquisition spend for the year ended 31 July 2007 to £1,722 million.
Details of the latest acquisitions are as follows:
North America
On 30 July 2007, Ferguson acquired the assets of Fire Fab, Inc. (“Fire Fab”) from Brad Coons and David Wagner. Fire Fab is a distributor and fabricator of fire safety and suppression systems located in Minneapolis, Minnesota. In the year ended 31 December 2006, Fire Fab had revenue of $12.4 million (£6.0 million) and gross assets of $2.7 million (£1.3 million) at that date. This acquisition expands Ferguson’s presence in the growing fire protection market.
Europe
On 30 July 2007, DT Group acquired Säve Trä Försäljnings AB (“Säve”) from Pieter Martinsson AB, Klas Berntsson Invest AB and Per Stellan AB. Säve, a builders merchant, operates from two branches in STM?ve and Lerum, Sweden. In the year ended 31 December 2006, Säve had revenue of SEK111.0 million (£8.1 million) and gross assets of SEK33.1 million (£2.4 million) at that date. This is the eighth bolt on acquisition since DT Group joined Wolseley Group and is consistent with the plan to expand DT’s heavy side building materials footprint in the Nordic region.

The divisional split of the total acquisition spend for the year ended 31 July 2007 is:

		Spend
Division	No. of Acquisitions	£ Million

Europe	21	96
North America	22	287
TOTAL BOLT ONS	43	383
Acquisition of DT Group	1	1,339
TOTAL ACQUISITION SPEND	44	1,722
In addition to the above, on 26 July 2007, Wolseley France signed an agreement conditional upon obtaining French competition clearance, to acquire Sofiparts SAS (“Sofiparts”) and its subsidiary companies from SAS Savare. Sofiparts designs, engineers and assembles roof trusses operating from nineteen production sites across France. In the year ended 31 December 2006, Sofiparts had revenue of €121.4 million (£81.5 million) and gross assets of €36.6 million (£24.5 million) at that date. Completion of this acquisition is expected in November 2007. The conditional acquisition of Sofiparts is in line with Wolseley France’s strategy to move into the truss assembly market and further increase its presence in the new residential sector.
Chip Hornsby, Group Chief Executive of Wolseley said:
“These acquisitions build on our strategy of profitable growth through acquisitions and organic means and provide increased diversity to the Group’s product range. We are delighted to also be announcing an agreement to acquire Sofiparts, a leading operator in the truss and wood frame housing market which will further complement our existing building materials operations in France.”
ENQUIRIES:

Guy Stainer	+44 118 929 8744
Group Investor Relations Director	+44 7739 778187

John English	+1 513 771 9000
Vice President, Investor Relations, North America	+1 513 328 4900

Brunswick	+44 20 7404 5959
Andrew Fenwick
Sophie Brand
Exchange Rates
The following exchange rate has been used for the acquisitions noted above:
£1 = $2.06, £1 = SEK13.68, £1 = €1.49
Certain statements included in this announcement may be forward-looking and may involve risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company’s plans and objectives for future operations including, without limitation, discussions of the Company’s business and financial plans, expected future revenues and expenditures, investments and disposals, risks associated with changes in economic conditions, the strength of the plumbing and heating and building materials market in North America and Europe, fluctuations in product prices and changes in exchange and interest rates.

All forward-looking statements in this respect are based upon information known to the Company on the date of this announcement. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably possible to itemise all of the many factors and events that could cause the Company’s forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of the Company.
Notes to Editors
Wolseley plc is the world’s largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials in North America, the UK and Continental Europe. Group revenue for the year ended 31 July 2006 was approximately £14.2 billion and operating profit, before amortisation of acquired intangibles, was £882 million. Wolseley has around 78,000 employees operating in 28 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg, Denmark, Sweden, Finland, Norway, Slovak Republic, Poland, Romania, Croatia, San Marino, Panama, Puerto Rico, Trinidad & Tobago, Mexico, Barbados and Greenland. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS, NYSE: WOS) and is in the FTSE 100 index of listed companies.
— ENDS —
This information is provided by RNS
The company news service from the London Stock Exchange

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	17:54 31-Jul-07
 RNS Number: 2689B
Wolseley PLC
31 July 2007
Notification of Interests of Directors/Persons Discharging Managerial Responsibilities (‘PDMR’) and Connected Persons
1 Name of company:
Wolseley plc
2 Name of director/PDMR:
Mr Adrian Barden
3 Please state whether notification indicates that it is in respect of holding of the director/PDMR named in 2 above or holding of that person’s spouse or children under the age of 18 or in respect of a non- beneficial interest:
Spouse
4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Mrs Angela Marie Barden
5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
see above
6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Share Purchase
7 Number of shares/amount of stock acquired:
1,800
8 Percentage of issued class:
0.00027%
9 Number of shares/amount of stock disposed:
nil

10 Percentage of issued class:
n/a
11 Class of security:
Ordinary shares of 25 pence each
12 Price per share:
1083p
13 Date of transaction:
31 July 2007
14 Date Company informed:
31 July 2007
15 Total holding following this notification:
21,535
16 Total percentage holding of issued class following this notification:
0.003%
17 Contact name for queries:
M A Jenkins, Assistant Company Secretary
18 Contact telephone number:
0118 929 8700
25 Name of company official responsible for making notification:
C P Watters — Group Company Secretary & Counsel
Additional Information:
ends.
This information is provided by RNS
The company news service from the London Stock Exchange
END

UEPRINT 2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 00029846

Company Name in full Wolseley plc

	Day	Month	Year
Date of termination of appointment	3 1	0 7	2 0 0 7

as director X   as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: Mr   * Honours etc:

Forename(s): Fenton Norton

Surname: Hord

Please insert details as previously notified to Companies House.

	Day	Month	Year
† Date of Birth	0 7	1 0	1 9 4 6

A serving director, secretary etc must sign the form below.

Signed [signature]   **Date** 01/08/2007

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Charles Watters, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading, RG7 4GA

Tel

DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**